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                          [CSX CORPORATION LETTERHEAD]

CONTACTS:

        CSX Corporation                         Kekst and Company
        Thomas E. Hoppin                        Richard Wolff
        (804) 782-1450                          (212) 593-2655

FOR IMMEDIATE RELEASE

              CSX AND CONRAIL SUCCESSFULLY AMEND MERGER AGREEMENT

                 SHAREHOLDERS TO RECEIVE $115 PER SHARE IN CASH
                      FOR REMAINING STOCK BY JUNE 2, 1997;
                 FAR-REACHING RETENTION PACKAGE FOR SUPERVISORY
                       AND MANAGEMENT EMPLOYEES INCLUDED

        RICHMOND, VA., MARCH 7, 1997 - CSX Corp. (NYSE: CSX) today announced it has successfully negotiated an amendment to its merger agreement with Conrail Inc. (NYSE: CRR), providing for an increase in the price to be paid for the remaining outstanding shares of Conrail to $115 per share, all in cash.

        Under the amended agreement, CSX is amending its outstanding tender offer to increase the price and number of shares sought. The tender offer, which is not subject to any financing condition and is no longer subject to a Conrail shareholder opt-out vote of certain Pennsylvania statutory provisions, is subject to a minimum condition. The tender offer will be followed by a merger in which all Conrail shares not purchased in the tender offer will be converted into $115 per share in cash. The new expiration date for the tender offer is 5:00 p.m., New York City time, on April 18, 1997. However, under the revised merger agreement, CSX in its discretion may extend the tender offer for any reason through June 2, 1997.

        The amended agreement also provides a far-reaching retention and severance package for Conrail's supervisory and management employees and allows CSX to enter into negotiations with Norfolk Southern (NYSE: NSC) on a division of Conrail.

        John W. Snow, chairman, president and chief executive officer of CSX, said, "When we initiated our merger with Conrail, we recognized that some concessions would have to be made to Norfolk Southern to ensure that our transaction would result in

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competitive rail systems in the East. Calls from shippers, influential public officials, and other railroads for a pro-competitive division of Conrail only heightened the need for a negotiated settlement.

        "We regret that we were not able to proceed with our merger as originally intended, but the amendment we have agreed to today will protect the interests of the shareholders, customers and employees of both Conrail and CSX. It will, I believe, result in two strong, competitive railroads in the East. Just as important, it will help to ensure that the regulatory reforms of the 1980s will be preserved for many generations to come," Snow said.

        "We will now focus on negotiating an agreement, including a joint purchase of the Conrail shares, with Norfolk Southern, a determined and fair competitor," Snow said. "We will make every effort to see that the result is a roughly equal division of Conrail and the emergence of two exceptional rail systems in the East. In achieving that, I am confident that together we will produce the winning, pro-competitive application to the Surface Transportation Board (STB) to which we at CSX always have been committed.

        "The people of Conrail, the board of directors, the employees, and most certainly senior management," Snow added, "deserve much credit for what they have accomplished. From the dark days of the collapse of the Northeastern railroads now more than 20 years ago, they have created a strong, successful railroad that is widely acclaimed for the tremendous strides it has made in becoming an industry leader.

        "Now, with ourselves and with Norfolk Southern, they are about to begin writing a new chapter of railroading in the region. I have no doubt that together we will build an even greater railroad system in the East and two even stronger railroad companies. We welcome the Conrail employees who will join the CSX family," he said.

        Prior to the amendment of the merger agreement, CSX had offered $110 per share in cash for 40 percent of the outstanding shares of Conrail, and a tax-free exchange at a ratio of 1.85619 CSX common shares and an additional $16 per share in CSX convertible preferred stock for the remaining 60 percent of Conrail's outstanding shares. As of the close of business on March 6, 1997, 564,577 Conrail shares had been tendered and not withdrawn in the CSX tender offer.

        CSX, headquartered in Richmond, Va., is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services. CSX's internet address is http://www.csx.com.

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